U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (CHECK ONE)

           [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

            For Period Ended: December 31, 2001
            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended:
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

      Full Name of Registrant: Fitzgeralds Gaming Corporation

      Former Name if Applicable: Not Applicable

      3097 EAST WARM SPRINGS ROAD, SUITE 100
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      Address of Principal Executive Office (STREET AND NUMBER):

      LAS VEGAS, NEVADA  89120
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      City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

            [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

      State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

            The Company has been delayed in filing its Form 10-K for the year ended December 31, 2001 because, as a result of the sale of three of its four gaming properties, certain information required in its Form 10-K, including its financial statements for such period, have not yet been completed pending the resolution of certain post-sale purchase price adjustment issues more fully described in the Company's Current Report on Form 8-K filed February 19, 2002.

PART IV - OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification.

             MICHAEL E. MCPHERSON              (702)              940-2205
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                   (Name)                   (Area Code)      (Telephone Number)

            (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

            Although the Company did timely file all such reports, it has not yet filed the pro forma financial information that may be required pursuant to Article 11 of Regulation S-X in connection with the events described in its Current Report on Form 8-K filed December 6, 2001, for the reasons described in its Current Report on Form 8-K filed February 19, 2002.

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         FITZGERALDS GAMING CORPORATION
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                  (Name of Registrant as specified in charter)

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




      Date:  MARCH 28, 2002                 By: /S/ MICHAEL E. MCPHERSON
             --------------------------         --------------------------------
                                                Michael E. McPherson
                                                Executive Vice President, Chief
                                                Financial Officer, Treasurer and
                                                Secretary